

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2022

Connor Haley
Managing Partner
Alta Fox Capital Management, LLC
640 Taylor Street, Suite 2522
Forth Worth, TX 76102

      Re: Hasbro, Inc.
          Revised Preliminary Proxy Statement filed on April 13, 2022
          Filed by Alta Fox Opportunities Fund, LP, Alta Fox Capital Management,
          LLC, Connor Haley et al.
          File No. 001-06682

Dear Mr. Haley:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement filed on April 13, 2022

Letter to Shareholders, page i

1.   The letter to shareholders notes that Hasbro's shares "are currently trading at a 52-week low..." Please assure this and similar statements are updated to reflect pricing current as of the date of the definitive proxy statement or otherwise consider qualifying such statements by reference to a specific date.

Background of the Solicitation, page 5

2.   In the bulleted paragraph describing the March 25, 2022 advisor discussion, disclosure indicates that "Olshan reiterated that Alta Fox would not agree to a settlement that did not include (i) at least one of the Nominees being appointed to the Board, **or** (ii) the formation of a capital allocation committee of the Board" (emphasis added). It is our understanding that Alta Fox Group was unwilling to agree to a settlement unless **both**

requests were satisfied. Please advise or revise.

We Are Concerned That The Current Board Lacks Relevant Experience..., page 12

3.   Disclosure in this section states that "[e]ach of the current independent directors were nominated when Alan Hassenfeld was Chairman of the Company's Executive Committee, leading us to conclude that they lack the objectivity necessary to properly evaluate the Company's historical performance and strategy." It is our understanding that board members Elizabeth Hamren and Blake Jorgensen were not nominated during the relevant period. Please revise or advise.

Certain Additional Information Regarding the Company, page 26

4.   Please advise us when the Alta Fox Group anticipates distributing the proxy statement. Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, the Alta Fox Group will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

General

5.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for any such opinions or beliefs should be self-evident, disclosed in the soliciting materials or otherwise provided to the staff on a supplemental basis with a view toward disclosure. Some examples of opinions presented as fact that should be recharacterized and/or supported include the following:

- "We believe that this group of leaders has not just failed Hasbro's shareholders for many years, but acted irrationally when recently given an opportunity to surround first-time Chief Executive Officer Chris Cocks with a credibly refreshed, truly independent Board at the outset of his tenure." (page 10)
- "It seems that the current Board has attempted to use COVID-19 as a cover for recent shortcomings and long-term lapses." (page 11)
- "...consumers clearly have little appetite for [G.I. Joe Intellectual Property]" (page 12)
- "...Board compensation is well in excess of both peers and even other companies that are many multiples of Hasbro's size." (page 12)
- "Several directors' history of underperformance and wrongdoing at other companies, which we have discovered during our diligence, provide us with concerns regarding their ability to create value at Hasbro." (page 12)
- "We believe that the Company has a history of making decisions that prioritized the Hassenfeld family's objectives over the interests of shareholders." (page 12)

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Perry Hindin at 202-551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions

cc: Sebastian Alsheimer